July 13, 2018

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:     SiSi Cheng

    Mark Brunhofer

Re:	Agios Pharmaceuticals, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 14, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 4, 2018

File No. 001-36014

Ladies and Gentlemen:

This letter is in response to the letter (the “Letter”) dated July 3, 2018 from SiSi Cheng and Mark Brunhofer, Office of Healthcare and Insurance, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, to Andrew Hirsch, the Chief Financial Officer of Agios Pharmaceuticals, Inc. (“we,” “us,” or “our”). The responses are keyed to the numbering of the comments and the headings used in the Letter.

Notes to Condensed Consolidated Financial Statements

Note 5: Collaboration Agreements

Celgene Corporation

Accounting analysis and revenue recognition—collaboration revenue, page 13

1.	Please tell us why it is appropriate to recognize royalty revenue associated with IDHIFA upon the underlying sale by Celgene. In your response explain to us how the royalty relates predominantly to the license of intellectual property as stipulated in ASC 606-10-55-65A when it appears from disclosure in the first paragraph of your 2010 Agreement section on page 12 that you led discovery, preclinical and early clinical development under the collaboration with Celgene.

Response:

In response to the Staff’s comment, we advise the Staff that, consistent with ASC 606-10-55-65 and 55-65A, we have concluded that it is appropriate to recognize royalty revenue associated with Celgene’s sale of IDHIFA upon the underlying sale because, as further discussed below, the license was delivered prior to the sales of IDHIFA and the royalty relates only to the license performance obligation.

Our April 2010 discovery and development collaboration and license agreement with Celgene (“2010 Agreement”) required us to provide research services during the discovery phase of the 2010 Agreement and, if development candidates were identified, to provide development services, both preclinical and clinical, through phase 1 dose escalation clinical trials. Celgene had the option to obtain a license to certain drug candidates under the 2010 Agreement until the end of phase 1 dose escalation clinical trials. IDHIFA was one such drug candidate for which we initially led discovery, preclinical and early clinical development until phase 1 dose escalation was substantially complete, at which time Celgene exercised its option to license IDHIFA in June 2014.

Upon exercising its option to the license and the delivery of the license by us in June 2014, Celgene had the exclusive right under the 2010 Agreement to continue to develop IDHIFA at its sole discretion. Given Celgene’s extensive expertise in the oncology field, it had the ability to perform this development work on its own or through the use of a third party. We concluded the delivery of the license is distinct and a separate performance obligation from the discovery and development services. The license is necessary for Celgene to derive economic value from the underlying intellectual property and the royalty relates only to the license performance obligation. Therefore, we further concluded that the royalties and sales-based milestones in the collaboration agreement qualify for the sales-based or usage-based royalty exception defined in ASC 606-10-55-65A.

Upon the adoption of ASC 606 on January 1, 2018, we recognize royalty revenue associated with Celgene’s sale of IDHIFA consistent with ASC 606-10-55-65 through 55-65A. In accordance with ASC 606-10-55-65, we recognize royalty revenue upon the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). Therefore, we have recorded revenue when the related sales occurred because the performance obligation related to the delivery of the license to Celgene was previously satisfied.

In order to further enhance our disclosures, we plan to make the following changes to our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2018, and in future filings. Below is the applicable disclosure from Note 5 of the Notes to Condensed Consolidated Financial Statements of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, marked to show such proposed modified disclosure.

“For arrangements that include sales-based royalties and sales-based milestones and in which the license is deemed to be the predominant item to which the royalties relate, we recognize royalty revenue upon the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Under the 2010 Agreement, we ~~may also~~ receive royalties at tiered, low-double digit to mid-teen percentage rates on net sales of IDHIFA®. As the underlying performance obligation, or delivery of the license to IDHIFA, had been satisfied as of June 2014, royalty revenue is recognized as the related sales occur. ~~Assuming all other revenue recognition criteria are met, royalty payments will be recognized as revenue in the period in which they are earned.~~ During the three and six months ended ~~March 31~~ June 30, 2018, we earned $~~1.4~~[•] million and [•] million, respectively, in royalty revenue under the 2010 Agreement.”

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If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 649-8600 or electronically at andrew.hirsch@agios.com. Thank you for your assistance.

Very truly yours,

/s/ Andrew Hirsch
Andrew Hirsch Chief Financial Officer and Head of Corporate Development

cc:	Min Wang, Senior Vice President and General Counsel

Cynthia T. Mazareas, Wilmer Cutler Pickering Hale and Dorr LLP